Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited, Hong Kong Securities Clearing Company Limited and the New York Stock Exchange take no responsibility for the contents of this joint announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this joint announcement.

This joint announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offeror and the Company nor is it a solicitation of any vote or approval in any jurisdiction. This joint announcement also does not constitute any solicitation or recommendation under rules and regulations of the SEC.

This joint announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

The transactions contemplated by the Scheme Document referred to in this joint announcement have not been approved, disapproved or otherwise recommended by the SEC or by any U.S. State Securities Commission, nor has the SEC or any U.S. State Securities Commission passed upon the merits or fairness of the transactions or upon the adequacy of the information contained in the Scheme Document referred to in this joint announcement. Any representation to the contrary is a criminal offence.

Bo Yu Limited (Incorporated in the British Virgin Islands with limited liability)	OneConnect Financial Technology Co., Ltd. 壹賬通金融科技有限公司 (Incorporated in the Cayman Islands with limited liability) (Stock Code: 6638) (NYSE Stock Ticker: OCFT)

JOINT ANNOUNCEMENT

IN RELATION TO

(1) PROPOSAL FOR THE PRIVATISATION OF ONECONNECT FINANCIAL

TECHNOLOGY CO., LTD. BY WAY OF A SCHEME OF ARRANGEMENT

(UNDER SECTION 86 OF THE COMPANIES ACT)

(2) PROPOSED WITHDRAWAL OF LISTING OF

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(3) SANCTION OF THE SCHEME AND

CONFIRMATION OF THE CAPITAL REDUCTION

(4) EXPECTED EFFECTIVE DATE OF THE SCHEME

AND

(5) EXPECTED DATES OF WITHDRAWAL OF LISTING OF THE SHARES

AND DELISTING OF THE ADSs

Financial Adviser to the Offeror

Morgan Stanley Asia Limited

Independent Financial Adviser to the Independent Board Committee

Gram Capital Limited

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SANCTION OF THE SCHEME AND CONFIRMATION OF THE CAPITAL REDUCTION

The Scheme was sanctioned without modification by the Grand Court at the Court Hearing on Friday, November 14, 2025 (Cayman Islands time). The reduction of the share capital of the Company resulting from cancellation of the Scheme Shares was also confirmed by the Grand Court on the same day at the same hearing.

EXPECTED EFFECTIVE DATE OF THE SCHEME

Assuming that all the Conditions are fulfilled or waived, as applicable, the Scheme is expected to become effective on Wednesday, November 19, 2025 (Cayman Islands time). A further announcement will be made when the Scheme has become effective.

EXPECTED DATES OF WITHDRAWAL OF LISTING OF THE SHARES AND DELISTING OF THE ADSs

The Company has applied to the Stock Exchange for, and the Stock Exchange has approved, the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 6.15(2) of the Listing Rules, with effect from 4:00 p.m. on Friday, November 21, 2025, subject to the Scheme becoming effective. The permanent suspension of trading in the ADSs on the NYSE is expected to take place on Friday, November 21, 2025 (New York time), the delisting of the ADSs from the NYSE is expected to take place with effect from Monday, December 1, 2025 (New York time) and the Company intends to file a certification and notice on Form 15 with the SEC on Monday, December 1, 2025 (New York time) to deregister under the Securities Exchange Act of 1934, as amended, subject to the Scheme becoming effective.

INTRODUCTION

References are made to (i) the scheme document dated September 23, 2025 jointly issued by the Company and the Offeror (the “Scheme Document”) in relation to, among other things, the Proposal and the Scheme; and (ii) the announcement dated October 28, 2025 jointly issued by the Company and the Offeror in relation to, among other things, the results of the Court Meeting and the Extraordinary General Meeting. Unless otherwise defined, capitalized terms used in this joint announcement shall have the same meanings as those defined in the Scheme Document and all references to times and dates are references to Hong Kong times and dates, except as otherwise specified.

SANCTION OF THE SCHEME AND CONFIRMATION OF THE CAPITAL REDUCTION

The Scheme was sanctioned without modification by the Grand Court at the Court Hearing on Friday, November 14, 2025 (Cayman Islands time). The reduction of the share capital of the Company resulting from cancellation of the Scheme Shares was also confirmed by the Grand Court on the same day at the same hearing.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL AND THE SCHEME

As at the date of this joint announcement, the implementation of the Proposal remains, and the Scheme will become effective and binding on the Company and all Shareholders, subject to the fulfilment or waiver, as applicable, of the second part of Condition (d) and Conditions (e) to (j) as set out in the section headed “3. Conditions of the Proposal and the Scheme” in Part X — Explanatory Memorandum of the Scheme Document, and therefore the Proposal may or may not be implemented and the Scheme may or may not become effective.

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Set out below are further details of Conditions (d) to (j):

(d)	the Grand Court’s sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of the Company, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(e)	compliance, to the extent necessary, with the procedural requirements and conditions, if any, under Sections 15 and 16 of the Companies Act in relation to the reduction of the issued share capital of the Company;

(f)	all necessary authorizations, registrations, filings, rulings, consents, opinions, permissions and approvals in connection with the Proposal having been obtained from, given by or made with (as the case may be) the Relevant Authorities, in the Cayman Islands, PRC, Hong Kong, U.S. and any other relevant jurisdictions;

(g)	all necessary authorizations, registrations, filings, rulings, consents, opinions, permissions and approvals in connection with the Proposal remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h)	all necessary consents which may be required for the implementation of the Proposal and the Scheme under any existing contractual obligations of the Company having been obtained or waived by the relevant party(ies), where any failure to obtain such consent or waiver would have a material adverse effect on the business of the Group;

(i)	no government, governmental, quasi-governmental, statutory or regulatory body, court or agency in any jurisdiction having taken or instituted any action, proceeding, suit, investigation or enquiry or enacted, made or proposed, and there not continuing to be outstanding, any statute, regulation, demand or order that would make the Proposal or the Scheme or its implementation in accordance with its terms void, unenforceable, illegal or impracticable (or which would impose any material and adverse conditions or obligations with respect to the Proposal or the Scheme or its implementation in accordance with its terms), other than such actions, proceedings, suits, investigations or enquiries as would not have a material adverse effect on the legal ability of the Offeror to proceed with the Proposal or the Scheme; and

(j)	since the date of the Announcement, there having been no adverse change in the business, assets, prospects, profits, losses, results of operations, financial position or condition of the Group (to an extent which is material in the context of the Group taken as a whole or in the context of the Proposal or the Scheme).

A copy of the order of the Grand Court sanctioning the Scheme and confirming the reduction of the share capital of the Company resulting from cancellation of the Scheme Shares is expected to be delivered to the Registrar of Companies in the Cayman Islands for registration on or by Monday, November 17, 2025 (Cayman Islands time), whereupon the procedural requirements and conditions under Sections 15 and 16 of the Companies Act in relation to the reduction of the issued share capital of the Company will be complied with and Conditions (d) and (e) will be fulfilled.

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As at the date of this joint announcement, the Offeror is not aware of any circumstances which may result in Conditions (f) to (j) not being fulfilled or waived (as applicable) on or before the Effective Date, which is expected to be on Wednesday, November 19, 2025 (Cayman Islands time).

EXPECTED EFFECTIVE DATE OF THE SCHEME

Assuming that all the Conditions are fulfilled or waived, as applicable, the Scheme is expected to become effective on Wednesday, November 19, 2025 (Cayman Islands time). A further announcement will be made when the Scheme has become effective.

The Conditions must be fulfilled or waived, as applicable, on or before the Long Stop Date (i.e., June 30, 2026, or such other date as the Company and the Offeror may agree or, to the extent applicable, as the Grand Court may direct and, in all cases, as permitted by the Executive), failing which the Effective Date will not occur and the Proposal and the Scheme will lapse. The Offeror and the Company will make further announcement(s) as and when necessary.

EXPECTED DATES OF WITHDRAWAL OF LISTING OF THE SHARES AND DELISTING OF THE ADSs

The Company has applied to the Stock Exchange for, and the Stock Exchange has approved, the withdrawal of the listing of the Shares on the Stock Exchange in accordance with Rule 6.15(2) of the Listing Rules, with effect from 4:00 p.m. on Friday, November 21, 2025, subject to the Scheme becoming effective. The permanent suspension of trading in the ADSs on the NYSE is expected to take place on Friday, November 21, 2025 (New York time), the delisting of the ADSs from the NYSE is expected to take place with effect from Monday, December 1, 2025 (New York time) and the Company intends to file a certification and notice on Form 15 with the SEC on Monday, December 1, 2025 (New York time) to deregister under the Securities Exchange Act of 1934, as amended, subject to the Scheme becoming effective.

EXPECTED TIMETABLE

The expected timetable set out below, which is extracted from the Scheme Document, is indicative only and is subject to change. Further announcement(s) will be made if there is any change to the following expected timetable. Unless otherwise specified, all times and dates refer to Hong Kong local dates and times.

Hong Kong Time

(unless otherwise stated)

Latest time for lodging transfers of Shares in order to qualify for entitlements under the Scheme	4:30 p.m. on Monday, November 17, 2025

Register of members of the Company closed for determining entitlements under the Scheme	from Tuesday, November 18, 2025 onwards

Record Date for entitlement of Cancellation Price under the Scheme	Tuesday, November 18, 2025

Effective Date (Note 1 and Note 2)	Wednesday, November 19, 2025 (Cayman Islands Time)

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Announcement of the Effective Date and the expected date of withdrawal of the listing of the Shares on the Stock Exchange	no later than 8:30 a.m. on Thursday, November 20, 2025

Expected withdrawal of the listing of Shares on the Stock Exchange becomes effective (Note 3)	4:00 p.m. on Friday, November 21, 2025

Expected permanent suspension of trading in the ADSs on the NYSE (Note 1 and Note 4)	Friday, November 21, 2025 (New York Time)

Termination of the Deposit Agreement	Friday, November 21, 2025 (New York Time)

Latest time to despatch cheques for cash payment (or to make payment by wire transfer) under the Scheme (Note 5)	on or before Friday, November 28, 2025

Expected delisting of the ADSs from the NYSE (Note 1 and Note 4)	Monday, December 1, 2025 (New York Time)

Expected deregistration of the Shares and the ADSs under the Exchange Act (Note 1)	Monday, December 1, 2025 (New York Time)

ADS Payment Date (Note 1 and Note 6)	on or around Monday, December 8, 2025 (New York Time)

Notes:

(1)	All references to times and dates are references to Hong Kong times and dates, except as otherwise specified and other than references to (i) the date of the expected permanent suspension of trading in the ADSs on the NYSE, the date of the expected delisting of the ADSs from the NYSE, the date of the expected deregistration of the Shares and ADSs under the Exchange Act, and the ADS payment date, all of which are New York time; and (ii) the Effective Date, which is Cayman Islands time. For reference only, (i) New York time is 13 hours behind Hong Kong time, and (ii) Cayman Islands time is 13 hours behind Hong Kong time, in each case as at the date of this joint announcement.

(2)	The Scheme shall become effective upon all the Conditions set out in the paragraph headed “3. Conditions of the Proposal and the Scheme” in Part X — Explanatory Memorandum of the Scheme Document having been fulfilled or (to the extent permitted) waived (as the case may be).

(3)	If the Proposal becomes unconditional and the Scheme becomes effective, it is expected that the listing of the Shares on the Stock Exchange will be withdrawn at or before 4:00 p.m. on Friday, November 21, 2025.

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(4)	If the Proposal becomes unconditional and the Scheme becomes effective, it is expected that trading in the ADSs on the NYSE will be permanently suspended on Friday, November 21, 2025 (New York time), being the first trading day after the expected Effective Date, and that the listing of the ADSs on the NYSE will be terminated on or around Monday, December 1, 2025 (New York time).

(5)	Cash payment under the Scheme will be made to registered Shareholders or the Depositary by ordinary post of cheques or by wire transfer, where applicable, within seven (7) Business Days from the Effective Date.

(6)	The proceeds in U.S. dollars received by the Depositary (as the holder of the Shares underlying the ADSs including, where applicable, through its custodian) upon cancellation of the Scheme Shares underlying the ADSs will be distributed to the ADS Holders after the receipt and conversion thereof. In addition to any other fees, charges and expenses owing pursuant to the terms of the Deposit Agreement, ADS Holders will be required to pay the Depositary a cancellation fee of US$0.05 per ADS cancelled in connection with the cancellation of their ADSs and distribution of the proceeds received by the Depositary, which amounts will be deducted from any distribution of proceeds.

WARNINGS: Shareholders, ADS Holders and potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the Conditions being fulfilled or waived, as applicable, and thus the Proposal may or may not be implemented and the Scheme may or may not become effective. Shareholders, ADS Holders and potential investors should therefore exercise caution when dealing in the securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

By order of the board of directors of Bo Yu Limited Ms. Yanmei Dong Director	By order of the Board OneConnect Financial Technology Co., Ltd. Mr. Chen Dangyang Chairman of the Board and Chief Executive Officer

Hong Kong, November 17, 2025

As at the date of this joint announcement, the directors of the Offeror are Ms. Song Gao and Ms. Yanmei Dong.

The directors of the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the executive directors of Ping An Group are Mr. Ma Mingzhe, Mr. Xie Yonglin, Mr. Michael Guo, Ms. Fu Xin and Ms. Cai Fangfang; the non-executive directors of Ping An Group are Mr. Soopakij Chearavanont, Mr. Yang Xiaoping, Mr. He Jianfeng and Ms. Cai Xun; the independent non-executive directors of Ping An Group are Mr. Ng Kong Ping Albert, Mr. Jin Li, Mr. Wang Guangqian, Mr. Hong Xiaoyuan, Mr. Song Xianzhong and Mr. Chan Hiu Fung Nicholas.

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The directors of Ping An Group jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the Directors in their capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

As at the date of this joint announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Fu Xin, Mr. Dou Wenwei and Ms. Wang Wenjun as the non-executive directors and Dr. Zhang Yaolin, Mr. Pu Tianruo, Mr. Chow Wing Kin Anthony and Mr. Ip Koon Wing Ernest as the independent non-executive directors.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this joint announcement (other than the information relating to the Offeror and Ping An Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this joint announcement (other than those expressed by the directors of the Offeror and of Ping An Group in their respective capacity as such) have been arrived at after due and careful consideration and there are no other facts not contained in this joint announcement, the omission of which would make any statement in this joint announcement misleading.

Where the English and the Chinese texts conflict, the English text prevails.

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